# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLURION TECHNOLOGIES, INC., CIK 0001964979
CUSIP: 02008G201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760
Date of event which requires filing of this statement: 11/11/2025
Amends the filing with accession number 0000902664-23-004381
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Avenue, Floor 7, New York, New York (NY), 10014, (646) 597-6980

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,891,430; sole dispositive power 0; shared dispositive power 5,891,430; aggregate amount beneficially owned 5,891,430 (48.1% of the class)
- RTW Master Fund, Ltd. (CIK 0001493219): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,138,798; sole dispositive power 0; shared dispositive power 3,138,798; aggregate amount beneficially owned 3,138,798 (25.5% of the class)
- RTW Innovation Master Fund, Ltd. (CIK 0001776733): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,427,089; sole dispositive power 0; shared dispositive power 2,427,089; aggregate amount beneficially owned 2,427,089 (19.8% of the class)
- Roderick Wong (CIK 0001493280): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,891,430; sole dispositive power 0; shared dispositive power 5,891,430; aggregate amount beneficially owned 5,891,430 (48.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ALLURION TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The source of funds used for the purchase of the securities reported in this Amendment No. 10 was the working capital of the RTW Funds.

The information set forth in Item 4 and Item 5(c) of this Amendment No. 10 is incorporated by reference herein to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Note and RIFA Exchange

On November 11, 2025, certain RTW Funds entered into an agreement (the "Exchange Agreement") with the Company pursuant to which the RTW Funds agreed to exchange all of the (i) remaining principal amount of the Notes, including interest accrued thereon; (ii) $48.0 million of the Company's obligations under a revenue interest financing agreement with RTW, dated as of February 9, 2023, as amended (the "First RIFA") and (iii) $9.5 million of the Company's obligations under a revenue interest financing agreement with RTW, dated as of October 30, 2024, as amended (the "Second RIFA," and together with the First RIFA, the "RIFAs") for shares of newly designated Series B convertible preferred stock ("Series B Preferred Stock"), par value $0.0001 per share (the "Exchange"). The closing of the Exchange is subject to the satisfaction of a number of conditions, as described in Item 6 of this Amendment No. 10.

Series B Preferred Stock

Each share of Series B Preferred Stock will have an initial stated value of $1,000.00 per share and, when issued, each share of Series B Preferred Stock will be fully paid and non-assessable. With respect to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company, the Series B Preferred Stock will rank senior to all other capital stock.

The Series B Preferred Stock will be convertible into shares of Common Stock at the holder's election at any time subject to the terms and conditions of the Exchange Agreement. Each share of Series B Preferred Stock will be convertible into a number of shares of Common Stock equal to the amount determined by dividing (x) the stated value of $1,000, together with any accrued dividends, by (y) the conversion price of $3.37, subject to adjustment, and provided, that in no event shall a holder of Series B Preferred Stock have the right to convert such holder's Series B Preferred Stock if, following such conversion, such holder and its affiliates would own shares of Common Stock exceeding 9.9% of the total number of shares of Common Stock outstanding. If certain corporate events occur and a holder of Series B Preferred Stock elects to convert its shares of Series B Preferred Stock after a Make-Whole Fundamental Change (as defined in the Certificate of Designations), then the conversion rate shall be increased for such holder as set forth in the Certificate of Designations.

The holders of Series B Preferred Stock will be entitled to vote on all matters on which the holders of shares of Common Stock are entitled to vote, together as a single class; provided that holders of our Series B Preferred Stock shall not be entitled to vote to the extent the Series B Preferred Stock is not convertible as a result of the beneficial ownership limitation described above or is otherwise not eligible to vote under the applicable rules of the NYSE or other applicable national securities exchange on which the Common Stock is then listed.

The Series B Preferred Stock will accrue dividends at a rate of 8.25% per annum. The dividends will be payable to each record holder of the Series B Preferred Stock in cash; provided that (i) until the second-year anniversary of the issuance of the Series B Preferred Stock and (ii) following the second-year anniversary of the issuance of the Series B Preferred Stock, if the Company is unable to pay cash dividends in compliance with Delaware law, the Company will, in each case, pay the dividend by increasing the accrued value of the Series B Preferred Stock.

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock will be entitled to be paid out of the assets legally available for distribution to stockholders a liquidation preference per share equal to the greater of (i) the then accrued value plus any dividends and (ii) the amount the holders of Series B Preferred Stock would have received upon such liquidation, dissolution or winding up of the Company had all such holders converted such Series B Preferred Stock into Common Stock, in each case before any distribution of assets is made to holders of all other capital stock of the Company.

Governance Rights

Upon the closing of the Exchange, RTW's rights to appoint certain directors of the Company pursuant to the Amended Note Purchase Agreement and the RIFAs will terminate and be replaced by the rights set forth in the Certificate of Designations. Pursuant to the terms of the Certificate of Designations, for so long as RTW or its affiliates beneficially own at least: (i) 10% of the Company's securities, RTW will have the right to nominate an individual for election to the Company's Board of Directors (the "Board") and (ii) 30% of Company's securities, RTW will have the right to nominate a second individual for election to the Board, in each case subject to the recommendation of the Nominating and Corporate Governance Committee of the Board (the "Nominating Committee") and the approval of the Board. Such individuals will initially be Nicholas Lewin and R. Jason Richey, respectively, who currently serve on the Board.

In addition, for so long as (x) a Specified Breach Event (as defined below) has occurred and is continuing and (y) RTW or its affiliates beneficially own at least 10% of the Company's securities, RTW will have the right to nominate two additional individuals for election to the Board, in each case subject to the recommendation of the Nominating Committee and the approval of the Board. Notwithstanding the foregoing, if the appointment of such individuals would result in a majority of the Board being comprised of individuals nominated by RTW, then (i) such nomination right will be reduced so that all individuals nominated by RTW shall represent less than a majority of the Board, (ii) the Company will use its best efforts to increase the size of the Board to permit nomination of both individuals while all individuals nominated by RTW represent less than a majority of the Board, and (iii) the dividend rate of the Series B Preferred Stock will be increased by 2% during such period that at least one such individual cannot be appointed. "Specified Breach Event" means the Company's failure to satisfy its obligations under the Exchange Agreement to: (i) maintain a minimum aggregate balance of $3.0 million in unrestricted cash and (ii) obtain a marketing authorization from the U.S. Food and Drug Administration for one of its products no later than December 31, 2026, which, in each case, has not been cured.

Private Placement

Also on November 11, 2025, the Company entered into a securities purchase agreement (the "Securities Purchase Agreement") with certain accredited investors including the RTW Funds, pursuant to which the Company agreed to issue and sell shares of Common Stock and accompanying common warrants (the "Private Placement Warrants," and together with the Private Placement Shares, the "Private Placement Securities") at a purchase price of $1.67 per share of Common Stock and accompanying Private Placement Warrant (the "Private Placement"). The Private Placement closed on November 12, 2025. The RTW funds purchased an aggregate of 1,856,288 shares, and received accompanying Private Placement Warrants to purchase up to 1,856,288 shares, for the aggregate purchase price of approximately $3.1 million.

The foregoing description of the Exchange Agreement, Certificate of Designations and the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, the form of Certificate of Designations and the form of Securities Purchase Agreement, which are filed as Exhibits 99.22, 99.23 and 99.24 hereto, respectively, and are incorporated herein by reference.

The information set forth in Item 5(c) of this Amendment No. 10 is incorporated by reference herein to this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 12,249,232 Shares outstanding upon the closing of the Private Placement.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On November 12, 2025, upon the closing of the Private Placement, the RTW Funds purchased an aggregate of 1,856,288 shares of Common Stock and accompanying Private Placement Warrants to purchase an aggregate of 1,856,288 shares of Common Stock. Other than as reported herein, the Reporting Persons did not effect any transactions with respect to the Shares since the filing of Amendment No. 9 to this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Exchange Agreement

The Exchange Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, certain obligations of the parties, and indemnification provisions. RTW's obligation to consummate the closing of the Exchange is conditioned upon, among other things, the receipt of stockholder approval of the issuance of the Series B Preferred Stock and Common Stock issuable upon conversion thereof (the "Conversion Shares") no later than January 31, 2026, the filing of a Certificate of Designations of Rights and Preferences of the Series B Preferred Stock (the "Certificate of Designations") with the Secretary of State of the State of Delaware to establish the rights, preferences and privileges of the Series B Preferred Stock, compliance with the listing requirements of the national securities exchange on which the Common Stock is then listed and the approval for listing of the Conversion Shares by such national securities exchange.

Pursuant to the Exchange Agreement, the Company has agreed, at the request of any holder of Series B Preferred Stock, to file a resale registration statement with the SEC to register the resale of the Series B Preferred Stock, the Conversion Shares and other equity of the Company held by RTW as of the date of the Exchange Agreement, and to cause such registration statement to become effective within 90 days of the filing date.

The RTW Funds also agreed that, until the RTW Funds and their affiliates collectively have the power to vote shares of Common Stock representing less than 9.9% of the voting power of the outstanding shares of the Company, the RTW Funds will, at any meeting of the Company's stockholders, either (i) abstain from voting the Relevant Shares or (ii) vote the Relevant Shares in proportion to the votes cast on the applicable matter with respect to the shares of Common Stock beneficially owned by persons other than the RTW Funds or any of their affiliates. For this purpose, "Relevant Shares" means all shares of Common Stock sold pursuant to the Securities Purchase Agreement and the Exchange Agreement, including shares of Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants, the Series B Preferred Stock or any other Common Stock equivalents.

Private Placement Warrants

The Private Placement Warrants are exercisable following receipt of the Stockholder Approval (as defined herein) at an exercise price of $1.67 per share and terminate on the five year anniversary of the date of the Stockholder Approval. The holder of any Private Placement Warrants may not exercise such Private Placement Warrants if the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. The Company is required to use its reasonable best efforts to hold a meeting of stockholders no later than January 31, 2026 for the purpose of, among other things, obtaining stockholder approval of the issuance of the shares of Common Stock issuable upon exercise the Private Placement Warrants (the "Stockholder Approval").

Registration Rights Agreement

Pursuant to a registration rights agreement dated November 11, 2025 (the "Registration Rights Agreement"), the Company has agreed to file a resale registration statement with the SEC by January 10, 2026 to register the resale of the Private Placement Securities. The Company must use commercially reasonable efforts to have such registration statement declared effective by the SEC as promptly as possible, but in no event later than the date which shall be either (a) in the event that the SEC does not review such registration statement, 90 days after the closing date of the Private Placement, or (b) in the event that the SEC does review such registration statement, 120 days after the closing date of the Private Placement (but in any event, no later than five trading days following the SEC notification that it has no further comments to the registration statement).

The foregoing description of the Exchange Agreement, the Private Placement Warrants and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, the form of Private Placement Warrant and the form of registration Rights Agreement, which are filed as Exhibits 99.22, 99.25 and 99.26 hereto, respectively, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.22 Securities Purchase and Exchange Agreement, dated as of November 11, 2025, between Allurion Technologies, Inc. and certain entities affiliated with RTW Investments, LP. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-41767) filed on November 12, 2025).

Exhibit 99.23 Form of Certificate of Designations of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-41767) filed on November 12, 2025).

Exhibit 99.24 Securities Purchase Agreement, dated as of November 11, 2025, between Allurion Technologies, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-41767) filed on November 12, 2025).

Exhibit 99.25 Form of Private Placement Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-41767) filed on November 12, 2025).

Exhibit 99.26 Form of Registration Rights Agreement, dated as of November 11, 2025, between Allurion Technologies, Inc. and the investors named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-41767) filed on November 12, 2025).

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (11/13/2025)
- RTW Master Fund, Ltd.: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Director (11/13/2025)
- RTW Innovation Master Fund, Ltd.: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Director (11/13/2025)
- Roderick Wong: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (11/13/2025)